Mail Stop 4561

January 21, 2009

Mr. J. Michael Edenfield
Chief Executive Officer
Logility, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, GA 30305

> **Re: Logility, Inc.**
> **Form 10-K for the Fiscal Year ended April 30, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for the Quarterly Period ended October 31, 2008**
> **Filed December 10, 2008**
> **Definitive Proxy Statement Filed July 28, 2008**
> **File No. 000-23057**

Dear Mr. Edenfield:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended April 30, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 37

1.   Your disclosure under Item 201(b) of Regulation S-K does not seem to fully address the requirements of that item. Please confirm that in future filings you

will provide a better approximation of the number of holders of your common stock. Note that the item does not require disclosure regarding beneficial ownership.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 47

2.   We note you disclose that international revenues represented approximately 17% of total revenues in the year ended April 30, 2008. You disclose that this increase was due primarily to an increase in international revenues from DMI. It is unclear how this statement helps your readers understand the increase in your international revenues. Consider expanding your discussion to explain the underlying reasons for the increase in international revenues, including disclosing the countries where you have experienced growth.

3.   We note your disclosure on page 21 that the intensely competitive markets in which you operate can put pressure on you to reduce your prices. You should provide in this section a narrative discussion of the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of products sold and services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K. Note that this comment also applies to your filings on Form 10-Q.

Services and Other Revenues, page 48

4.   Please provide a more detailed quantitative and qualitative discussion of the year-by-year changes in services and other revenues.

Maintenance Revenue, page 48

5.   We note your risk factor disclosure that if, after the initial maintenance period, customers elect not to renew their maintenance contracts, your maintenance revenues and total revenues could be adversely affected. Please tell us what consideration you gave to including a comparative qualitative and quantitative discussion of the number or percentage of maintenance contracts renewed and canceled during the covered time periods.

Item 8. Consolidated Financial Statements and Supplementary Data

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue, page 59

6.   Describe the nature of the unbilled receivable balance reported within your accounts receivable caption in the balance sheet. Indicate the revenue sources that are not billable and explain why the revenue cannot be billed.

(4) Income Taxes, page 69

7.   We note you disclose on page 70, that you have an income tax related payable due to ASI of approximately $909 included as a component of Due to ASI at April 30, 2008. Please reconcile this amount to the balance of $638 in the line item Due to ASI in your balance sheet at April 30, 2008.

(6) International Revenue and Significant Customer, page 73

8.   We note you disclose on page 4 that you have customers in 74 countries. You further disclose on page 73 that your international revenue for each of the three past fiscal years was derived primarily from customers in Europe. Tell us your considerations of paragraph 38a of SFAS 131 to breakout revenue to each individual foreign country that is material and to disclose the basis for attributing revenues from external customers to individual countries. Also tell us your considerations of disclosing long-lived assets located in the United States and in other foreign countries pursuant to paragraph 38b.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 78

9.   We note your statement that your disclosure controls and procedures are designed to provide "reasonable assurance" that information required to be disclosed in your reports filed or submitted under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Your disclosure in future filings should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II.F.4 of SEC Release No. 34-47986. This also applies to your quarterly reports on Form 10-Q. In your response letter, please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 81

10.   Please provide a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K. Furthermore, please disclose how these policies and procedures are, and have been, applied in connection with your agreements with American Software.

Form 10-Q for the Quarterly Period ended October 31, 2008

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

J. Fair Value of Financial Instrument, page 8

11.   Tell us how you considered the disclosures outlined in paragraphs 10 and 15 of SFAS 107 for this footnote. That is, you do not appear to disclose the fair value of those investments that are classified as held-to-maturity. See footnote 3a of SFAS 107 and paragraph 2 of SFAS 157. In addition, tell us how you consider disclosing the contractual maturities of the held-to-maturity securities as outlined in paragraph 20 of SFAS 115.

Exhibits 31.1 and 31.2

12.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

   - Deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d); and
   - Deleting the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.

Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filing on Form 10-Q for the quarter ended July 31, 2008.

Definitive Proxy Statement Filed July 28, 2008

Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

13.   Please provide clear disclosure that addresses how each compensation component fits into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.

Executive Compensation Philosophy, page 7

14.   You state that one of the goals of your executive compensation program is to provide compensation opportunities that are competitive with those of companies of a similar size. Please provide a more detailed explanation of how you used comparative compensation information and how that comparison affected compensation decisions. If you benchmarked total compensation or compensation elements against other companies, please identify the companies you used for comparison purposes, the compensation components used in that comparison, and where your compensation fell within the range of comparative compensation considered. See Staff Observations in the Review of Executive Compensation Disclosure.

Elements of Compensation, page 7

Incentive Compensation, page 7

15.   You state that Mr. J. Michael Edenfield's cash bonus is tied to your Company achieving a specified target level of operating income, that Mr. Dow's cash bonus is based upon your Company achieving specific target levels of license fee revenues and operating earnings, and that Mr. Thomas was eligible for a potential bonus based upon your Company achieving specified target levels of services and maintenance revenues and operating earnings. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for Messrs. Edenfield, Dow, and Thomas to earn their cash bonuses. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate

> disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. To the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

16. Please provide a more detailed discussion of the correlation between your achievement of the respective targets and the amount of the cash bonuses actually awarded to Messrs. Dow and Thomas.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: Via Facsimile (404) 238-9708
        Henry B. Levi, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.